November 4, 2005


Mail Stop 3561

Via US Mail and Facsimile

Ms. Mary E. Higgins
Chief Financial Officer
3440 West Russell Road
Las Vegas, NV 89118

Re:	Herbst Gaming, Inc.
	Form 10-K for the year ended December 31, 2004
	Forms 10-QSB for the periods ended March 31, 2005 and June
30,
2005
	Commission file #: 333-71094

Dear Ms. Higgins:

	We have completed our review of your Form 10-K and related filings and have no further comments at this time.

							Sincerely,



Linda Cvrkel
Branch Chief